Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated May 13, 2011
LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media
The article attached as Exhibit A appeared in USA Today on May 9, 2011.
The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.
Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.
Forward-Looking Statements
Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A
Crowdfunding and peer-to-peer lending help small businesses
By Laura Petrecca
USA Today
May 9, 2011
The barista had tenacity, passion and a robust interest in all things caffeinated. But she lacked one necessary element to launch her own coffee business: cash.
She didn’t have the savings, nor the collateral for a loan.
“I didn’t know where to start,” she says. “I didn’t have a house. I didn’t have a car. It was so overwhelming.”
She sought help from the Small Business Administration, which put forth an unusual solution: Get the coffee money from a beer man.
Her adviser suggested she look into the Samuel Adams Brewing the American Dream program, which provides microloans to food-, beverage- and hospitality-related entrepreneurs. Valena did, and received $4,000.
The loan funded espresso catering service Voltage Coffee, which “allowed me to meet people and make a name for the company,” she says.
As that business grew, she secured $150,000 in venture capital. Last November, Valena had a coffeehouse to call her own: Voltage Coffee & Art opened in Cambridge, Mass.
Capital is critical to launching and growing a small business. Yet, getting a bank loan can be a frustrating and often fruitless process.
As credit became more difficult to obtain during the downturn, many entrepreneurs tapped into alternative financing such as microloans, peer-to-peer lending and crowdfunding. Banks have since eased lending terms, but business owners are still exploring non-traditional financing.
With some research, entrepreneurs can find unexpected loan providers, business grants, online lists of angel investors and business plan competitions that dole out cash prizes.
“A whole bunch of options have opened up,” says Paul Kedrosky, a senior fellow at Ewing Marion Kauffman Foundation, where he focuses on entrepreneurship, innovation and capital markets. “People have gotten much more comfortable with providing and receiving capital in new ways.”

Cash without the banks
In the peer-to-peer and crowdfunding areas, lenders and borrowers never have to meet face-to-face. Transactions are done online.
Peer-to-peer sites connect individual borrowers with lenders and take a fee for the service. Lending Club, for instance, takes a 2% to 5% cut for “providing the services of screening borrowers and issuing the loans.”
Lending Club borrowers apply online through a free application process. They supply financial information, background details and explain why the funds are needed (i.e., to start a business or pay off credit card debt).
Most applicants don’t get their loans funded — 26,740 loans have been accepted, and 267,194 have been declined — but those who do get the money quickly. Usually, cash is deposited in the borrower’s bank account within 10 days of an application’s acceptance.
Crowdfunding sites usually pool a large number of small loans or donations. The sites vary, but one of the most known, Kickstarter.com, posts details on creative projects that range from producing a movie to opening a vegan restaurant.
Backers don’t get their money back or interest. Instead they receive a “reward” such as a DVD of the movie produced.
“We shy away from the word ‘donation,’” says Kickstarter co-founder Yancey Strickler. “In a sense, this is commerce. You get something in return.”
Kickstarter has an all-or-nothing approach. If a money-seeker doesn’t meet his or her stated fundraising goal, no funding is given and backers aren’t charged.
“It’s a good way to know if the idea has value or not,” Strickler says. He adds that it’s also “hard to complete a project on an incomplete budget.”
Some folks back a project because they know the money-seeker or run in the same circles as that person. Others want to get involved with cool initiatives.
And there are also those who feel an affinity for the project after reading the back story online. Backers get “that warm and fuzzy feeling” when supporting someone’s dreams, Strickler says.
About 43% of Kickstarter initiatives are successfully funded. The firm takes a 5% cut from successful projects and uses Amazon Payments to funnel the rest to the cash-seeker’s bank account.
In the two years since Kickstarter’s launch, close to 592,000 people have helped to back more than 7,500 successful projects.
Another popular site, Kiva.com, has aspects of crowdfunding and microlending. Lenders select a project that interests them and contribute funds in $25 increments. The money is combined to finance loan requests. Lenders don’t receive interest, but they can get their original pledge money back, resubmit it for another loan or donate it to Kiva’s operational expenses.

Non-profit Kiva, which distributes loans through regional microfinance institutions, has raised $211 million for worldwide projects. Nearly 550,000 entrepreneurs have received loans. The repayment rate is 99%.
Unconventional popularity
Many of these services were around before the downturn, but the recession super-fueled their growth, says Steve Strauss, author of the soon-to-be-published book Get Your Business Funded: Creative Methods for Getting the Money You Need.
During tough economic times, cash-strapped entrepreneurs were willing to experiment with unconventional financing, he says. They sought out microloan providers, business plan competitions and crowdfunding sites.
As demand for capital rose, so did the financing options. “Necessity is the mother of invention,” Strauss says. “People needed money, so new ideas came out.”
Kiva, for instance, expanded its international-only microloan program to the U.S. in mid-2009 to help small businesses that had trouble getting bank loans.
The year prior, Jim Koch launched the Sam Adams microloan program in partnership with not-for-profit microlending group Accion USA. It funds entrepreneurs who show potential, but may not have the collateral or credit scores to get a bank loan.
Luiz de Lima is among the five dozen entrepreneurs who have benefited from the program. He used a $5,000 microloan to launch a hot dog business that serves Brazilian-themed frankfurters in the Amesbury beach area of Massachusetts.
The Web makes it possible
The digital revolution has made it easier to explore and secure alternative financing.
Lenders have gotten comfortable with using Amazon Payments, PayPal and other accounts to transfer money online. And, as overall use of the Web rises, so does the ability for entrepreneurs to plead their case to potential backers.
Scott Wilson’s Kickstarter posting said that he wanted to raise $15,000 in 30 days to produce watchbands that securely hold an iPod Nano. Wilson’s design enables the Apple device to become the watch face.
He described his watch kits and offered tiered rewards. Those who pledged $25 would get a basic watch kit, and those that pledged more would receive even more bounty, such as kits with the Nano included.
Thirty days after the posting, more than 13,000 backers pledged $941,718.

There’s also the convenience that goes into online borrowing: Small-business owners don’t have to go to a bank for a loan. They can put out feelers from the comfort of their homes.
“We do everything in a digital way: You can apply online at 2 in the morning if you can’t sleep,” says Lending Club CEO Renaud Laplanche. “We’re open 24/7. You can do it from any place you are comfortable in.”
Be on the lookout
The plethora of financing options means more fundraising opportunities. But it also brings about a larger chance of getting burned by high interest rates, hidden service fees and other unexpected costs.
“Some are riskier than others, and some have a higher cost of capital than others,” says Andrew Sherman, a partner at law firm Jones Day and a specialist in business financing. “It’s not just what capital is available; it’s what capital is available at what cost.”
He suggests that borrowers run financing details past professional counsel, such as an accountant or lawyer, to make sure the deal makes sense and doesn’t violate Securities and Exchange Commission rules.
Borrowers should also keep an eye out for scam artists.
“Any time you have small-business owners desperate for capital there are going to be people with high moral ethics and integrity — and there are going to be bottom feeders,” Sherman says.
Be wary of unsolicited loan offers that come via the phone or e-mail, small-business experts say. Borrowers should also review any potential lender’s references, and be sure to get details on who the money was raised for, and at what terms.
And while there are more financing options out there, that doesn’t mean a business owner should partake in any, Sherman says.
“Many small-business owners think they need capital, and they really don’t,” he says.
Instead, they should think more creatively and consider “bootstrapping options,” such as bartering for goods or pooling resources with other businesses.
“Sure, go out there and test the capital markets, but also think outside the box,” Sherman says. “Look at all your options: Some may include not raising capital at all.”
Websites such as StartupAmericaPartnership.org and the recently revamped SBA.gov have information on how to get free and discounted services. Small-business advisers, such as a local Chamber of Commerce or Small Business Development Center, can also provide guidance.
Small-business owners often “get focused on the end, not necessarily the means,” Sherman says. “Most will assume that the means is raising capital — and it may be — but not always.”